UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)


                                    IPI, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    449805100
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                                 (CUSIP Number)


                                   DAVID ENGEL
                             15155 TECHNOLOGY DRIVE
                          EDEN PRAIRIE, MINNESOTA 55344
                                 (612) 975-6200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 JANUARY 5, 1998
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Cover page continued on next page)

                                  SCHEDULE 13D

---------------------------------------          -------------------------------
CUSIP NO. 449805100                                PAGE   2   OF   4   PAGES
                                                        -----    -----
---------------------------------------          -------------------------------

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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           Daniel T. Lindsay

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[_]

                                                                         (b)[_]

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3          SEC USE ONLY


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4          SOURCE OF FUNDS*

                PF
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                            [_]


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6          CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
------------------------- --------- --------------------------------------------
       NUMBER OF             7      SOLE VOTING POWER

        SHARES                            332,500 shares
                          --------- --------------------------------------------
     BENEFICIALLY            8      SHARED VOTING POWER

       OWNED BY                           54,271 shares (see item 5(b))
                          --------- --------------------------------------------
         EACH                9      SOLE DISPOSITIVE POWER

       REPORTING                          332,500 shares
                          --------- --------------------------------------------
        PERSON              10      SHARED DISPOSITIVE POWER

         WITH                             54,271 shares (see item 5(b))
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                386,771 shares (includes 54,271 shares owned by Mr. Lindsay's spouse and adult child, as to which Mr. Lindsay disclaims beneficial ownership, see Item 5)
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [_]


---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.2%
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14         TYPE OF REPORTING PERSON*

                IN
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.01 per share, of IPI, Inc. ("Issuer"), a Minnesota corporation, having its principal executive offices at 15155 Technology Drive, Eden Prairie, Minnesota 55344.

ITEM 2.  IDENTITY AND BACKGROUND.

The name and address of the Reporting Person is Daniel T. Lindsay, whose business address is c/o Jacobs Industries, Inc., 100 South Fifth Street, Suite 2500, Minneapolis, MN 55402. Mr. Lindsay is a director of the Issuer and an officer and director of Jacobs Industries, Inc., one of the major shareholders of the Issuer.

         Mr. Lindsay has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Lindsay is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All shares purchased and owned by the Reporting Person and/or members of his family were purchased with personal funds. See also Item 5.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person and members of his family hold the Issuer's common stock for investment purposes. The Reporting Person may, from time to time, acquire additional shares or dispose of shares, in the open market, private transactions, or otherwise. Except as stated, the Reporting Person has no present plans or intentions that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) According to information provided by the Issuer, there are approximately 4,734,087 shares of the Issuer's common stock outstanding. Mr. Lindsay made the following open market purchases in shares of the Issuer's stock:

                    5/27/94           10,000 shares          $4.00 per share
                    3/14/97           86,400 shares           3.38 per share
                    4/21/97          100,000 shares           3.25 per share
                     5/6/97          131,100 shares           3.34 per share

         On January 5, 1998, as part of a private transaction pursuant to an exercise of option agreements between Jacobs Industries, Inc., Marshall Financial Group, Inc. and Dorothy Galloway, and a direct purchase from Ms. Galloway, Mr. Lindsay's spouse purchased 49,271 shares (as to which Mr. Lindsay disclaims beneficial ownership); 5,000 shares were purchased by an adult child (as to which Mr. Lindsay disclaims beneficial ownership); and 5,000 shares were purchased for a minor child.

         (b) Mr. Lindsay has sole voting and dispositive power as to the 327,500 shares held in his name and the 5,000 shares held by a minor child. Mr. Lindsay has shared voting power and dispositive power as to the 54,271 shares owned by his spouse and adult child.

         (c) There were no other transactions in the common stock of the Issuer that were effected during the last sixty (60) days by the Reporting Person.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer other than as described herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 1998

                                            /s/ Daniel T. Lindsay
                                            ----------------------------------
                                            Daniel T. Lindsay


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